Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  DigitalGlobe, Inc.

(Commission File No.: 001-34299)

Wells Fargo Satellite Forum March 9, 2017 SSL MDA Holdings, Inc Proprietary This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc. 1

Forward-Looking Statement 2 Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward- looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This presentation also contains forward- looking statements regarding the anticipated completion of the transaction and timing thereof. Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct. Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contracts and regulations, including the grant and maintenance of security clearances, loss or redu ction in scope of any of our primary contracts, or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contracts and termination of contracts by customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com. The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation.

Additional Information About the Merger and Where to Find it 3 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation 4 This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

MacDonald, Dettwiler & Associates Ltd. 5

Company History & Overview MacDonald, Dettwiler & Associates Ltd. (“MDA”) was founded in 1969 in Vancouver, B.C. Space Systems and Information Solutions company Technology portfolio includes communications and remote sensing satellites, robotics, surveillance and intelligence Systems, geospatial data, analytics and services Surveillance and Intelligence Systems Multi-platform, multi-sensor systems for Intelligence, Surveillance & Reconnaissance Robotic Systems Extending human capability to perform challenging tasks in hostile environments Geospatial Data and Analystics Delivering timely multi-source geospatial intelligence products and services Satellite Communications Systems Connecting people and organizations across land, sea and air 6

MacDonald Dettwiler Today Employees by Market Area December 2016 4,800 Employees by Geography December 2016 4,800 Revenue by Geography for the Year Ended December 2016 C$2.064 Billion Surveillance and Intelligence Communications International Canada United States South America Australia Canada 7 United States Europe Asia

New MDA Corporate Structure- Path to U.S Domestication MacDonald, Dettwiler & Associates Ltd. (MDA) CANADA SSL MDA Holdings Inc. U.S.A. Public Co. Board of Directors Operating Co. Board of Directors 8 Operating under a Security Control Agreement with the U.S. Department of Defense SSL Palo Alto, CA Satellites and Space Systems MDA Montreal, Que. Satellite Systems MDA Brampton, Ont. Robotics and Automation MDA Richmond, B.C. Surveillance and Intelligence MDA Gaithersburg, MD Mission Systems

SSL (Space Systems Loral) Capabilities SSL is the world leader in commercial GEO communications satellites 30% market share (2x next largest competitor) SSL-built satellites provide services to the entire populated surface of the Earth — billions of people depend on SSL satellites 80+ satellites on orbit with 99.9998% availability Space-proven “1300” satellite bus Highest power with flexibility for broad range of applications and launch requirements Space-proven “100” small satellite bus LEO remote sensing platform People – Passion – Performance A culture of open collaboration with customers Experienced workforce with a passion for excellence Located in Palo Alto, CA and able to attract the technology and talent of Silicon Valley 9

SSL Built Satellites Help Shape Today’s World Meteorological Satellites 10 Weather Digital Audio Radio Satellites Digital Multimedia Satellites Mobile Audio and Data Mobile Entertainment

SSL Global Customers



Echostar
Sirius XM
United States



Telesat
Canada



Hispasat
Spain



Eutelsat
France



Es'hailSat
Qatar



Azercosmos
Azerbaijan



Optus
NBN
Australia



Telenor
Norway



Intelsat
SES
Luxembourg



Bulgaria Sat
Bulgaria



Satmex/Eutelsat Americas
Mexico



AsiaSat
ABS
Hong Kong



Embratel Star One
Brazil



BRI
PSN
Telkom
Indonesia



Sky Perfect JSAT
B-SAT
Japan

SSL MDA

11

NASA Missions and Technology Demonstrations Payload Orbital Delivery System (PODS) Dragonfly Lunar Atmosphere Dust Ka Cross-links (GRACE and GRAIL) Environment Explorer (LADEE) Psyche Ka High Gain Antenna (Solar Dynamics Observatory) Batteries & Robotic Arm (ISS) MARS Robotic Arms Restore-L (LEO Satellite Servicing) 12

MDA Information Systems Group Capabilities 13 SURVEILLANCE • INTELLIGENCE • COMMUNICATIONS • ADVANCED TECHNOLOGY

MDA Information Systems Group Customers BAE Systems Boeing Corporation Canadian Department of National Defence Canadian Space Agency (CSA) DigitalGlobe EADS Astrium European Space Agency (ESA) Federal Aviation Administration (FAA) Lockheed Martin NASA National Geospatial-Intelligence Agency RapidEye AG Raytheon Royal Australian Air Force Thales Alenia Space U.S. Air Force Government and Commercial Customer Examples: A world-class supplier of space-based and airborne surveillance solutions, satellite ground stations, and associated geospatial information services 14

Surveillance and Intelligence Maritime Information Systems Ship combat/electronic systems, command and control systems, operational trainers and maritime surveillance systems Radar Missions MDA is a world leader with decades of heritage in the design, development, integration and commissioning of end-to-end space-based radar satellite missions including ground segments, operations and associated information services Ground Systems: MDA offers a full range of multi-satellite remote sensing (radar and optical) ground systems for planning, tasking, receiving, processing, archiving and exploitation of satellite imagery — More than 50 systems installed in over 25 different countries, processing data from over 20 satellites 15

Geospatial Data, Analytics and Services Satellite Data Distribution: As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest satellite radar data providers worldwide 16 Value-Added Information Services: MDA provides geospatial information and monitoring services derived from radar imagery and other sources to customers in defense, weather, transportation, energy and mining, and civilian sectors Intelligence Information Services: Through its separate US proxy company MDA IS LLC, MDA provides critical geospatial information and change detection services to the US intelligence community

Robotics and Automation World Leader with long term heritage in space robotics. Provider of robotics for International Space Station (“Canadarm” and “Dextre”). Developing next-generation space automation capabilities for planetary exploration and on-orbit satellite servicing and repair. On-site engineering support for major space programs. Terrestrial applications include microsurgery, nuclear facility servicing, and others. 17

MDA Acquisition of DigitalGlobe 18

Strategic Rationale Expanded Capabilities Creates a leading provider of end-to-end satellite, imagery and geospatial solutions Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities Increases breadth and depth in geospatial analytics and value-added services Greater Scale and Market Access Increases scale to serve larger programs and address more complex customer mission needs Provides greater access to U.S. Government and international customers Combines best-in-class talent, improving the ability to innovate and enter new markets Diversified Portfolio Diversifies MDA’s portfolio with the addition of more predictable data and services revenue Expands MDA’s addressable market and enables growth in attractive adjacent segments Strong Pro Forma Financials Contributes significant profitability Transaction is expected to be accretive to Operating EPS in 2018 Attractive Synergies Enables revenue synergies through complementary capabilities and ability to address larger programs Eliminate public company costs, leverage combined procurement, access scale economics Expands and leverages SSL’s manufacturing capabilities for future satellite constellations 19

31 SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page Expanded Capabilities and Vertical Systems Integration End-to-end system design for improved efficiency and effectiveness Vertical integration for lower cost and speed-to-market Deeper and broader analytics and solutions Communications Satellites Data Analytics Remote Sensing and Imaging Satellites Satellite Manufacturing Customers Ground Station Provider 20

Strong Pro Forma Financials CY16 Revenue (C$ in Millions) $953 Pro Forma $354 Pro Forma CY16 EBITDA (C$ in Millions) CY16 EBITDA Margin $2,064 $3,017 $527 $881 17% 55% 29% Pro Forma Note: Does not include synergies expected to be realized All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7612 21

Elimination of duplicate public company costs Procurement savings Operational benefits of increased scale Scale efficiencies from satellite vertical integration Optical and radar imagery data cross-selling opportunities Remote sensing satellite manufacturing opportunities End-to-end international system sales Large geospatial services contracts opportunities Anticipated Synergies Revenue Synergies Identified Cost Synergies C$75M-C$150M in run-rate synergies by 2019 Note: Based on a constant C$ / US$ exchange rate of 0.7612 22

MDA Post-Transaction Financial Aspirations 23 5-Yr CAGR Targets Revenue 6-8% EBITDA 8-10% EBITDA Margins 28-30% 5-Yr Averages Capex Pct to Revenue 10-11% Capex Pct to EBITDA 34-36% Interest Range 4.25-4.75% Tax Accounting Mid Single Digit Tax Cash Low Single Digit

Net Debt / Adj. EBITDA 4.1x MDA Proprietary 24 Closing 2018 2019 2020 2021 3.0x Net Leverage MDA Will Achieve Under 3.0x Leverage by 2020

65% 17% Other 12% 6% 42% 58% MDA MDA Peers (1) 30% 23% 23% 7% 14% 3% Geographic Mix (FY 2015A) International US Asia Europe Canada South America Australia North America EMEA APAC Source: Company filings and FactSet as of February 24, 2017. MDA Peers include Boeing, Lockheed Martin, General Dynamics, Northrop Grumman, Thales, Harris Corporation, L-3 Technologies, Orbital ATK, Teledyne, CAE and Ultra Electronics. As of February 16, 2017, the last trading day prior to market speculation regarding a potential transaction. Following the transaction, MDA will have more diversified and higher quality free cash flow DigitalGlobe US 71% 29% US International PF MDA '16 - '18E Adj. EBITDA CAGR 8.3% 3.2% 4.6% 5.4% 2016A Adj. EBITDA Margin 15.4% 17.2% 55.3% 29.2% 2016A Adj. EBITDA - CapEx as % Sales 12.3% 10.7% 28.8% 16.4% % Sales to U.S. Gov't 60% 7% 64% 24% EV / 2017E Adj. EBITDA 11.2x 10.0x 8.0x ? (2) (2) Improved MDA Cash Flow Generation Profile 25

26

DigitalGlobe is a leader in Earth imaging and geospatial solutions 19 A global leader with 15+ year lead in technology and image library, integrated into the workflows of industry's largest customers Building scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets Developing innovative geospatial solutions that help our customers harness the full power of DigitalGlobe Expanding margins and reducing capital intensity to enhance free cash flow and returns 27 $340 $421 $613 $655 $702 $725 $0 $100 $200 $300 $400 $500 $600 $700 $800 2011 2012 2013 2014 2015 2016 Revenue ($m) 16% CAGR $145 $210 $230 $286 $356 $383 43% 50% 38% 44% 51% 53% $0 $50 $100 $150 $200 $250 $300 $350 $400 2011 2012 2013 2014 2015 2016 Adjusted EBITDA ($m) 21% CAGR margin:

Our satellite constellation is unequaled in its ability to uniquely address a variety of customer needs Launched: November 2016 3 m CE90 20 Launched: 1999 Launched: 2001 Launched: 2007 Launched: 2008 Launched: 2009 Launched: 2014 Decommissioned: 2015 Decommissioned: 2015 28

Our superior resolution is unmatched by competitors 30 cm 70 cm 1 m 3 m 29 DigitalGlobe Proprietary. 23

Our 15+ year lead in technology and combination of best in class capabilities enables unique customer benefits 30 DigitalGlobe Proprietary. 22 Resolution: 5X nearest competitor and >10X best “small sat” enables customers to see objects invisible to other providers Accuracy: 2X nearest competitor and >10X best “small sat”, enables customers to decide with confidence when location matters Timeliness: Highest agility and capacity and unique capabilities enable customers to capture images and serve missions that others cannot Image Library: 15-year lead offers customers a one-of-a-kind source to analyze change and develop algorithms to anticipate the future

We will advance our lead with next generation WorldView Legion, an industry-leading multi-satellite system and Scout, a small satellite constellation

- Deliver Worldview-class resolution, area coverage and positional accuracy
- Sustain technological lead
- Lower capital intensity by 33%*
- Begin investing in long lead time items in 2017


Satellite Program Capital Expenditures ($M)
$900
$600
WV1 & WV2
Replacement

- Additionally, formed joint venture with two Saudi Arabian entities to develop a constellation of six or more sub-meter resolution satellites, named Scout
- With Scout and WorldView Legion, the combined constellation will deliver unprecedented revisit of up to 40x per day

** Includes costs for satellite, launch vehicle, ground stations, and insurance.*

SSL MDA
31
22
DigitalGlobe Proprietary.

U.S. Government Direct Access Program Location-based Services Energy/Mining Civil Agencies Other Defense and Intelligence *Includes revenue acquired through M&A activity 17% 19% 64% Customer Category Percent TTM Revenue 22% 7% 16% 5 year CAGR* Serving the world’s largest users of earth imagery and geospatial information 32 DigitalGlobe Proprietary. 24

Maximizes Value for DigitalGlobe Shareowners with Cash and Upside from Ownership in More Diversified Company

Upside Potential for Combined Company	• Creates leading provider of satellites, Earth imagery, geospatial data solutions and analytics • Increase scale and diversifies revenue base • Provides shareowners participation in upside of combined entity with equity stake of 37%
Roadmap to Completion & Seamless Transition	• DigitalGlobe to operate as standalone division of SSL MDA Holdings, retaining brand, name and headquarters • Ultimate parent of DigitalGlobe incorporated in U.S. by end of 2019, subject to customary approvals • Expected to close in H2 2017

Concentration and Diversification

EV Concentration


DigitalGlobe
Pro Forma
EV SLA
Other

Reduces EnhancedView SLA contract concentration

Markets


DigitalGlobe
Pro Forma
U.S. Government
Other

Increases non-USG revenue as a % of total

SSL MDA
33

Appendix Transaction Details 34

Transaction Summary

Transaction Terms	• MDA to purchase DigitalGlobe for C$3.1 billion (US$2.4 billion) in cash and stock, plus the assumption of C$1.6 billion (US$1.2 billion) in net debt • Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 based on MDA's closing stock price of C$73.40 on February 16, 2017* and a C$ / US$ exchange ratio of 0.7612 • DigitalGlobe shareholders are expected to own ~37% of the combined company following completion of the transaction
Benefits to Shareholders	• Provides DigitalGlobe shareowners with immediate cash value and opportunity to participate in upside potential of combined company • Expands market access, increases scale, and diversifies revenue and customer base • For holders of the combined company, immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers
Board/Management	• 3 members of the DigitalGlobe Board will be appointed to the MDA Board • MDA President & Chief Executive Officer Howard Lance will lead the combined company • The DigitalGlobe name, brand and headquarters in Westminster, CO will be maintained

* Represents the unaffected closing stock price on the last trading day prior to market speculation about a potential transaction

SSL MDA 35

Financing, Timing and Future Plans

Financing	• Fully committed financing in place for cash portion of the purchase price • Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; expect net leverage to be under 3.0x by 2020 • Pro forma capital structure and cash flow profile provides ability to continue to invest to drive growth
Approvals/Timing	• Unanimously approved by both Boards of Directors • Subject to approval by shareholders of both companies • Estimated close in 2H 2017, upon completion of regulatory approvals and other customary conditions
Post-Closing	• DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense • As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX • Upon completion of the transaction, the combined company will continue to execute its U.S. Access Plan strategy. This will include further reorganization of all or part of the combined company's corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

SSL MDA
36

More Diversified MDA Portfolio Sector Markets Diversifies MDA portfolio with addition of more predictable geospatial data and services business revenue Data and Services Hardware Pro Forma Pro Forma Creates immediate scale and credibility serving U.S. Government Other U.S. Government 37

Appendix MDA Overview 38

MacDonald Dettwiler Financial Trends 880 1,819 2,099 2,117 2,064 2012 2013 2014 2015 Revenues (C$ millions) 2016 214 325 348 377 371 2012 2013 2014 2015 Operating EBITDA (C$ millions) 2016 3.91 5.13 5.76 6.08 5.78 2012 2013 2014 2015 2016 Operating Earnings per Share (C$) 2,186 39 3,094 2,991 2,887 2,386 2012 2013 2014 2015 2016 Order Backlog (C$ millions)

Leadership- Howard L. Lance President & CEO, MacDonald Dettwiler (May 2016-present) Space systems and information Executive Advisor, Blackstone Group Private Equity (2012-2016) Industrials and healthcare IT services President & CEO, Harris Corporation (2002-2012) Defense and commercial communications systems and IT services President & COO, NCR Corporation (2001-2002) Retail and financial technology solutions Executive Vice President, Emerson Electric Company (1984-2001) Electronics and telecommunications systems B.S Industrial Engineering, Bradley University M.S. Management, Purdue University Presidential appointee to National Security Telecommunications Advisory Committee, U.S. Department of Homeland Security Business Roundtable Aerospace Industries Executive Committee 40

MDA Locations International Offices (27) • UK (8) Saudi Arabia (1) Moscow, Russia (1) Australia (5) India (12) US Client Sites Various (70) Chantilly, VA SSL Gov’t Systems (6) Toronto, ON Robotics (354) Ottawa, ON Surveillance & Intelligence (41) Halifax NS Surveillance & Intelligence (47) Pasadena, CA Robotics (21) Palo Alto, CA Satellites (2,460) San Francisco, CA US HQ (11) Vancouver, BC Canada HQ (21) Richmond, BC Surveillance & Intelligence (656) Ypsilanti, MI MIssion Systems (150) Gaithersburg, MD Mission Systems (200) 41 Montreal, QC Satellite Subsystems (766)

“4 Pillars of Performance” Customer Focus Commitment to Innovation Growth Mindset Flawless Execution Value Creation for Stakeholders 1 2 3 4 42

SSL Built Satellites Help Shape Today’s World Emergency and Disaster Response Mobile Comm. Satellites 43 Remote and Global Access Direct Broadcast Satellites Two-Way Broadband Satellites Entertainment Internet Access

SSL LEO Spacecraft Overview SSL is developing a new product line called SSL 100 to offer cost-efficient solutions for emerging markets Leverages “new space” approaches COTS hardware that is screened to meet minimal radiation levels Applying terrestrial hardware for space applications (e.g., using MEMS gyros developed for automotive or airborne applications in space) Retains SSL’s industry leading processes to ensure high reliability and quality Reuses flight-proven hardware/software from our successful SSL 1300 GEO as well as algorithms from LEO missions (e.g., attitude control algorithms developed for GRACE/GRAIL) SSL & MDA Combined Experience and Expertise SSL 100 Communications (Globalstar, 2000) Precision Measurement (Grace 2002/Grail 2011) Proximity Ops / Lidar (XSS-11, 2005) Robotic Servicing (Orbital Express, 2007) SSA (Sapphire, 2013) Radar (RCM, 2018) Affordable Access to Space SSL 1300 Components and Tech Development Work 44 Parameter Capability Orbits LEO to GEO Life Up to 10 years LEO Up to 5 years in GEO PL Power Up to 1 kW PL Mass Up to 200 kg

MDA and SSL Three-Axis Satellite Family – LEO *Includes satellites waiting for launch (13) (7) 45 On-Orbit Under Construction* Total Total 29 20 105

Surveillance and Intelligence Aviation: Navigation support software that increase the safety and efficiency of aircraft landings and take-offs, supporting the next generation of air traffic management Land Administration: Land registry and cadaster information solutions with industry leading platform for recording real property titles and transactions Surveillance of Space MDA has proven ability to deliver highly reliable, low cost satellites and constellations that meet our customers’ operational needs for Earth and space observation solutions 46

Satellite Systems Antennas: MDA is the world’s largest independent commercial supplier of communication satellite antennas across C, Ku, Ka, L, and UHF bands Electronics: MDA also provides advanced RF, Power Electronics, and Digital Solutions for satellite payloads Payloads: In selected cases, MDA offers complete payload solutions to emerging satellite prime contractors 47

Mission Systems Landsat 7 30 m SPOT 2.5 m IKONOS 1 m Visualization, Search, and Analysis System Management & Dissemination Exploitation Processing Data Collection & Handling Sensor Development Image Processing Remote Ground Terminals Representative Unclassified Platforms IVT System 48

Appendix DigitalGlobe Overview 49

EBITDA and Adjusted EBITDA Reconciliation EBITDA, Adjusted EBITDA, EBITDA margin and Adjusted EBITDA margin are non-U.S. GAAP metrics. Net income margin, EBITDA margin and Adjusted EBITDA margin are calculated by dividing Net Income, EBITDA and Adjusted EBITDA, respectively, by revenue. 50 ($ in millions) Net income $ 26.5 $ 23.3 $ 18.5 $ (68.3) $ 39.0 Net income margin (1) 3.7% 3.3% 2.8% (11.1%) 9.3% Depreciation and amortization 267.2 280.7 239.7 224.8 114.6 Interest expense, net 17.8 29.0 7.1 3.4 9.1 Income tax expense 18.3 9.2 6.9 (37.5) 26.9 EBITDA (1) $ 329.8 $ 342.2 $ 272.2 $ 122.4 $ 189.6 EBITDA margin (1) 45.5% 48.7% 41.6% 20.0% 45.0% Loss from early extinguishment of debt 35.7 - - 17.8 - Restructuring charges 6.6 9.0 1.1 40.1 - Other re-engineering charges 5.7 5.2 - - - Joint venture losses, net 3.9 0.9 - - - Integration and acquisition costs 1.0 - 12.9 49.8 19.9 Gain on disposition of subsidiary - (1.6) - - 1.0 Adjusted EBITDA (1) $ 382.7 $ 355.7 $ 286.2 $ 230.1 $ 210.5 Adjusted EBITDA margin (1) 52.8% 50.6% 43.7% 37.6% 50.0% Revenue $ 725.4 $ 702.4 $ 654.6 $ 612.7 $ 421.4 2016 2015 2014 2013 2012